May 16, 2007

Mail Stop 4561

Debra R. Hoopes
Chief Financial Officer
Catuity Inc.
300 Preston Avenue, Suite 302
Charlottesville, VA 22902

RE: Catuity Inc.
　　　　Amendment 2 to Form SB-2
　　　　Filed May 1, 2007
　　　　File number 333-140533

Dear Ms. Hoopes:

　　　　This is to confirm the following comments, as transmitted by telephone to Ms. Hoopes on May 15, 2007.

<u>Form SB-2</u>
<u>General</u>

1. Please update your registration statement to conform with the requirements of Paragraph (g) of Item 310 of Regulation S-B. In addition to including financial statements as of March 31, 2007, update the prospectus throughout as appropriate.

　　　　**

　　　　The following comment is included at your request:

　　　　Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. You may submit a request for acceleration with your amendment.

Please contact Hugh Fuller at (202) 551-3853 with any questions. If you require further assistance, you may call me at (202) 551- 3462 or the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal